Exhibit 23.2
CONSENT OF INDEPENDENT AUDIT FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement (No. 333-158111) on Form S-11 of our reports as follows: the first of which is dated August 12, 2011, with respect to the Statement of Revenues and Certain Expenses for the year ended December 31, 2010, for Milestone Medical Office Building Portfolio; and the second of which is dated September 16, 2011, with respect to the Balance Sheets of Mid-Atlantic Health Care, LLC as of December 31, 2009 and 2010, and the related Statements of Operations, Members’ Equity and Cash Flows for each of the three years in the period ended December 31, 2010. We further consent to the reference to us under the heading “Experts” in the prospectus.
/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP
Costa Mesa, California
September 23, 2011